02 MAR -6 AM 8:25

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02015715

SUPPL

Vienna, 15 February, 2002

Our Ref. EFP Phone/Extension 0043 5 1766 3328 Fax 0043 5 1766 3333

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

3/7

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

February 15, 2002

REDUCTION IN TRAFFIC SIGNIFICANTLY LOWER THAN CUTBACK IN PRODUCTION

Austrian Airlines Group Traffic Performance Figures January 2002

Against the background of a strong cutback in the supply of scheduled services (-16.7 % in available seat kilometres), the Austrian Airlines Group recorded a relatively small reduction in traffic (-3.3 %) in the reporting month of January 2002, representing a fall to 490,325 passengers. 43,808 passengers were carried on charter services (-1.9 %), resulting in total passenger volumes of 534,133 (-3.2 %). The production cutback was achieved with a redimensioning of supply, particularly on long-range scheduled services, which was down by 28.0 % when measured in terms of available seat kilometres. At the same time, medium-range production was increased slightly (+0.4 %). Accordingly, revenue passenger kilometres on long-range services fell by 29.1 %, while the Group achieved a rise of 3.4 % on its medium-range services. On scheduled flights, the passenger load factor fell by 1.8 percentage points to 62.1 %. These figures are also affected by the fact that there was unusually large growth in passenger volume in January 2001 (+ 11.7 %).

Viewed in terms of traffic regions, passenger volumes on scheduled services to North America and the Far East/North Africa continue to be down on last year, while there was an increase in the number of people carried from and to Central and South-East Europe. The carriers of the Austrian Airlines Group carried out a total of 11,482 flights in January 2002.

Attachments
Traffic statistics January 2002 in detail

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

ad-02-02e (VK1-2002.DOC

Rule 12g3-2(b) File No. 82-4970

TRAFFIC STATISTICS	Scheduled Services		Charter Services		Total	
January 2002	**01/2002**	**+/- % LY**	**01/2002**	**+/- % LY**	**01/2002**	**+/- % LY**

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

Passengers carried 000	490	-3,3	44	-1,9	534	-3,2
Available seat km (ASK) m	1.405,1	-16,7	257,2	+25,9	1.662,4	-12,1
Revenue passenger km (RPK) m	873,2	-19,1	216,2	+29,6	1.089,5	-12,5
Passenger load factor %	62,1	-1,8 P.	84,1	+2,4 P.	65,5	-0,4 P.
Total available tonne km (ATK) m	189,9	-18,2	33,7	+45,1	223,6	-12,5
Total revenue tonne km (RTK) m	112,0	-19,8	23,2	+44,8	135,3	-13,1
Overall load factor %	59,0	-1,1 P.	68,9	-0,1 P.	60,5	-0,4 P.